EXHIBIT 99.1
                                                                   ------------


                             MATERIAL CHANGE REPORT

                                 FORM 51-102 F3


1.   REPORTING ISSUER:

     Canadian Natural Resources Limited
     2500, 855 - 2nd Street SW
     Calgary, Alberta
     T2P 4J8

2.   DATE OF MATERIAL CHANGE:

     September 13, 2006

3.   NEWS RELEASE:

     Canadian Natural Resources Limited ("CANADIAN NATURAL" or the "COMPANY") issued a press release through CCN Matthews at Calgary, Alberta on September 14, 2006.

4.   SUMMARY OF MATERIAL CHANGE:

     On September 14, 2006, Canadian Natural announced it had entered into an agreement with Anadarko Petroleum Corporation relating to the acquisition of Anadarko Canada Corporation, a subsidiary of Anadarko Petroleum Corporation for aggregate consideration of US$4.075 billion (C$4.524 billion).

5.   FULL DESCRIPTION OF MATERIAL CHANGE:

     On September 14, 2006, Canadian Natural announced that it had entered into an agreement relating to the acquisition of Anadarko Canada Corporation ("ACC"), a subsidiary of Anadarko Petroleum Corporation, for aggregate cash consideration of US$4.075 billion.

     The current production, before royalties, from the working interests acquired by Canadian Natural, is approximately 358 million cubic feet per day of natural gas and 9,300 barrels per day of crude oil and NGLs. The assets include approximately 1.5 million net undeveloped acres and key strategic facilities in the high growth areas of Northeast British Columbia and Northwest Alberta; 0.6 million net acres developed; 0.25 million acres fee lands; 7 major natural gas facilities and 2,800 miles of pipelines; proved reserves before royalties as at December 31, 2005 of 1,561 bcf of natural gas and 48 million barrels of crude oil and NGLs, based on public disclosure of the reserves by Anadarko Petroleum Corporation, adjusted for royalties as at December 31, 2005. ACC's land and production base are all located in Western Canada.

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     The following table summarizes the forecasted daily  production,  reserves and undeveloped land of Canadian Natural after giving effect to the acquisition, assuming an October 1, 2006 control date:

                                                                                 CNQ      ACC
     -----------------------------------------------------------------------------------------
     Daily Production, before royalties(1)
        Natural Gas (mmcf/d)                                           1,422 - 1,450      358
        Crude oil and NGLS (mbbl/d)                                        327 - 350        9
        Barrels of oil equivalent (mboe/d)                                 564 - 592       69
     Proved Reserves(2)
        Natural Gas (bcf)                                                      3,490    1,561
        Crude oil and NGLS (mmbbl)                                             1,223       48
        Barrels of oil equivalent (mmboe)                                      1,804      308
     Core areas undeveloped land  (millions of net acres)(3)                    11.0      1.5
     =========================================================================================

     (1) CANADIAN NATURAL PRODUCTION RANGE BASED ON CURRENT 2006 ANNUAL GUIDANCE. ACC PRODUCTION RANGE IS THE MONTHLY AVERAGE PRODUCTION FOR AUGUST 2006 BASED ON DATA PROVIDED BY ACC.
     (2) BEFORE ROYALTIES AS AT DECEMBER 31, 2005. CNQ RESERVES ARE AS FILED IN ITS ANNUAL INFORMATION FORM AND ACC RESERVES FILED IN THE FORM-10K OF ANADARKO PETROLEUM CORPORATION HAVE BEEN ADJUSTED FOR ROYALTIES.
     (3) CANADIAN NATURAL WESTERN CANADIAN ACREAGE AS AT JUNE 30, 2006, ACC ACREAGE ESTIMATED AS AT AUGUST 31, 2006.


     The following map illustrates the location of the ACC acquired properties in relation to the location of Canadian Natural properties.

                           [GRAPHIC OMITTED -- MAP]
            -----------------------------------------------------
                NE BC           Peace River            Wild River
            78 mmcf/d             48 mmcf/d            127 mmcf/d
            500 bbl/d           2,400 bbl/d           1,600 bbl/d

            Foothills                Rimbey                Hatton
            14 mmcf/d             21 mmcf/d             65 mmcf/d
             50 bbl/d           1,000 bbl/d

                      Two Hills                 Taber
                                             5 mmcf/d
                                          3,800 bbl/d
            -----------------------------------------------------

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     FINANCING OF THE PROJECT AND HEDGING POLICIES

     Canadian Natural's balance sheet has significant strength and flexibility to accommodate this acquisition, however, the debt to book capitalization level will be near the top end of internal targets. To ensure balance sheet strength going forward Canadian Natural has hedged a significant portion of the Company's natural gas and crude oil production for 2007 and 2008 at prices that protect investment returns. The Company will also consider the divestiture of non strategic and non core properties to gain additional balance sheet flexibility.

     Financing will be through 3 year committed bank lines ($3 billion through a new bank line and the remainder through existing bank lines) and reduction of $0.8-$1.0 billion of conventional capital expenditures in 2007 from 2006. No equity financing is required. Debt remains in the mid-range of debt to book capitalization targets in 2007.

     SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements in this document or incorporated herein by reference may constitute "forward-looking statements" within the meaning of the United States Private Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because of the context of the statements including words such as the Company "believes", "anticipates", "expects", "plans", "estimates" or words of a similar nature.

     The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: the general economic and business conditions which will, among other things, impact demand for and market prices of the Company's products; the foreign currency exchange rates; the economic conditions in the countries and regions in which the Company conducts business; the political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; the industry capacity; the ability of the Company to implement its business strategy, including exploration and development activities; the ability of the Company to complete its capital programs; the ability of the Company to transport its products to market; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the availability and cost of financing; the success of exploration and development activities; the production levels; the uncertainty of reserve estimates; the actions by governmental authorities; the government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations); the site restoration costs; and other circumstances affecting revenues and expenses. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors, and management's course of action would depend upon its assessment of the future considering all information then available.

     Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described can be profitably produced in the future.

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                                       4


     Readers are cautioned that the foregoing list of important factors is not exhaustive. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

     SPECIAL NOTE REGARDING CURRENCY, PRODUCTION AND RESERVES

     In this document, all references to dollars refer to Canadian dollars unless otherwise stated. Reserves and production data is presented on a before royalties basis unless otherwise stated. In addition, reference is made to oil and gas in common units called barrel of oil equivalent ("boe"). A boe is derived by converting six thousand cubic feet of natural gas to one barrel of crude oil (6mcf:1bbl). This conversion may be misleading, particularly if used in isolation, since the 6mcf:1bbl ratio is based on an energy equivalency at the burner tip and does not represent the value equivalency at the well head.

     Canadian Natural retains qualified independent petroleum engineering consultants to evaluate the Company's proved and probable oil and natural gas reserves and prepare Evaluation Reports on the Company's total reserves. Canadian Natural has been granted an exemption from the recently adopted National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities (NI 51-101) which prescribes the standards for the preparation and disclosure of reserves and related information for companies listed in Canada. This exemption allows the Company to substitute United States Securities and Exchange Commission (SEC) requirements for certain disclosures required under NI 51-101. The primary difference between the two standards is the additional requirement under NI 51-101 to disclose proved and probable reserves and future net revenues using forecast prices and costs. Canadian Natural has elected to disclose proved reserves using constant prices and costs as mandated by the SEC and has also provided proved and probable reserves under the same parameters as voluntary additional information. Another difference between the two standards is in the definition of proved reserves. As discussed in the Canadian Oil and Gas Evaluation Handbook (COGEH), the standards which NI 51-101 employs, the difference in estimated proved reserves based on constant pricing and costs between the two standards is not material. The Board of Directors of the Company has a Reserves Committee, which has met with the Company's third party reserve evaluators and carried out independent due diligence procedures with them as to the Company's reserves.

     The reserves of ACC disclosed by Anadarko Petroleum Corporation in its Form 10K have been adjusted for royalties as at December 31, 2005.

6.   RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102:

     Not Applicable

7.   OMITTED INFORMATION:

     Not Applicable

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8.   EXECUTIVE OFFICER:



For further information please contact Douglas A. Proll Chief Financial Officer and Senior Vice-President, Finance, at (403) 517-7329 or by fax at (403) 517-7370.


      DATED at the City of Calgary, in the Province of Alberta, this 22 day of September, 2006.